May 11, 2012

Via Facsimile and EDGAR Submission

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Jeffrey P. Riedler
Johnny Gharib

Re:	8,250,000 Shares
Acadia Healthcare Company, Inc.
Common Stock
Registration No. 333-181025

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as the representatives of the prospective underwriters of the above issue, hereby join in the request of Acadia Healthcare Company, Inc. that the effectiveness of the Registration Statement on Form S-1 (Registration No. 333-181025) relating to such shares be accelerated so that the Registration Statement will become effective by 4:00 P.M. Eastern Time on Tuesday, May 15, 2012, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act of 1933, as amended, and in connection with the foregoing, please note that we have effected to date approximately the following distribution of the preliminary prospectus:

3,386 to institutions;

0 to prospective underwriters; and

3,273 to others.

Number of prospective underwriters and dealers to whom the preliminary prospectus was furnished: 0.

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
JEFFERIES & COMPANY, INC.
RAYMOND JAMES & ASSOCIATES, INC.
RBC CAPITAL MARKETS, LLC
AVONDALE PARTNERS, LLC

By:

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ M. Toby King
Name:	M. Toby King
Title:	Managing Director

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Richard A. Diaz
Name:	Richard A. Diaz
Title:	Authorized Signatory

JEFFERIES & COMPANY, INC.

By:	/s/ Ashley Delp
Name:	Ashley Delp
Title:	Managing Director